

September 6, 2011

Via Email
Mr. R. Larry Campbell
President and Chief Executive Officer
FNB United Corp.
150 South Fayetteville Street
Asheboro, North Carolina 27203

> **Re:** **FNB United Corp.**
> **Registration Statement on Form S-4**
> **Filed August 17, 2011**
> **File No. 333-176357**

Dear Mr. Campbell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Revise to disclose the maximum number of shares to be issued.

Questions and Answers

2. Please add a Q&A that clarifies that the merger is dependent on the passage of multiple provisions by shareholders and what will happen if these provisions are not approved. In addition, please add similar disclosure in the section which lays out the provisions upon which shareholders are being asked to vote.

What is the Merger?, page 2

3. We note that you have attached a copy of the Merger Agreement as Annex A to the joint proxy statement/prospectus. Please revise to incorporate the agreement by reference into the joint proxy statement/prospectus. Refer to Item 4(c) of Form S-4.

4. We note that you refer to "Gamma Merger Corporation," a wholly owned subsidiary of FNB United, and "Merger Sub" interchangeably throughout the proxy statement/prospectus. Please revise to be consistent in how you identify this entity.

What is the Recapitalization?, page 2

5. We note that you are conducting a private placement that is not yet complete. Please state the exemption that you are relying on to conduct the private placement, and please provide the facts and circumstances that make this exemption available to you.

6. For each of the transactions in this section, please revise to include the percentages of shares that each investor will own as a result of the transactions.

7. If any of the additional investors referenced in the second bullet of this section will individually own more than 5% of the outstanding shares of common stock after the completion of the Merger and the corresponding transactions, revise to identify such persons.

8. Please revise the fourth bullet to state the amount of proceeds that are needed in order to complete each of the transactions described.

9. We note that you will receive over $300 million in proceeds from the transactions disclosed in this section. We also note that you disclose on page 26 that the net proceeds of the additional capital investment will be $292 million. Please revise your disclosure to account for the difference between these two amounts. In particular, please describe the fees that will be paid and disclose who will receive such fees.

Why is FNB United proposing the Recapitalization and Merger?, page 4

10. Please revise this section and the corresponding section regarding Granite to state the amount of capital needed to reach the minimum capital requirements.

What will stockholders receive in the merger, page 5

11. Please clarify that, although FNB United Shareholders will continue to own their existing shares, they will be significantly diluted as a result of the merger. Please quantify their dilution.

What are the federal income tax consequences of the Merger, page 9

12. We note that you have structured this transaction so that current investors will be extremely diluted and the anchor investors will each own roughly 23% of the company. In addition, anchor investors will replace management and directors with appointees of their choosing and the Tax Benefits Preservation Plan that was enacted in anticipation of this merger makes it difficult for any investor to purchase more than 5% of shares. Please disclose how you determined these transactions did not constitute an ownership change.

The Summary

The Recapitalization, page 12

13. Revise to include a table in the Summary that shows the security ownership of FNB United after the completion of the Merger and the transactions. Include a column that shows the ownership percentages of each investor. Please add a similar column to the table on page 159.

14. We note that FNB United and Granite each have entered into written agreements with their federal and state regulators. Please update your disclosure to reflect any current information with respect to the agreements. If the agreements have already been publicly filed, please add them to your exhibit index.

Interests of Directors and Executive Officers in the Merger, page 13

15. Please quantify the interests you discuss in this section for each director and executive officer of FNB and Granite that is receiving compensation of any kind as a result of this merger. In addition, please address the conflict of interest concerns you have raised in the risk factor section.

Selected Consolidated Financial Data of FNB United, page 20

16. We note there are multiple differences between the Income Statement Data presented as of December 31, 2010 and 2009 and the income statement information included in the December 31, 2010 and 2009 Consolidated Statement of Loss presented on page FS-54. Please reconcile these differences and revise the document as necessary.

Unaudited Pro Forma Condensed combined Financial Information, page 24

17. Please revise the unaudited pro forma condensed combined consolidated balance sheet to indicate that "Common stock" includes additional paid in capital.

18. We note your "One-time merger related expenses" of $8 million in Note A on page 26. We further note your "Estimated transaction expenses" of $18 million in Note L on page 28. Please revise to clarify the difference between these expenses.

19. We did not note any adjustment to the book basis of premises and equipment, other than an adjustment to land, in pro forma adjustment B. We also did not note any adjustment to junior subordinated debentures; yet on page FS-45 there is a significant difference between its reported carrying value and fair value. Please explain your basis for not reporting any pro forma adjustments to these accounts.

Market Prices, Dividends and Other Distributions

Market Value of Securities, page 34

20. We note that NASDAQ has granted FNB United's request for continued listing. Please update your disclosure as appropriate.

Risk Factors, page 37

21. Some of your risk factors make statements regarding your ability to provide assurances or predictions that a given event might happen. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurances or predictions.

22. Please consider adding a risk factor which lays out what shareholders will receive in the event that the merger is not consummated and the bank is seized.

23. Please consider adding a risk factor which addresses that certain members of existing management will be receiving payments or acquiring shares at the same price as the anchor investors, and therefore, may have had a conflict of interest when negotiating the price and terms of the merger.

FNB United may suffer substantial losses…, page 39

24. Please revise this section to expand your discussion regarding your agreements to indemnify investors.

FNB United management has identified two material weaknesses…, page 43

25. Please revise this section to describe in more detail the nature of the two material weaknesses that were identified by FNB United management. Please make corresponding changes on page 252.

Certain provisions of FNB United's articles of incorporation and bylaws…, page 48

26. We note your disclosure that FNB United's articles and bylaws require the affirmative vote of holders of at least 75% of FNB United's voting shares to approve major corporate transactions. Please revise to specifically explain why the affirmative vote of 75% of the voting shares is not required for the proposals put forth in this proxy statement/prospectus.

The Merger

27. Please supplementally provide the Staff with any materials, including financial projections, presented to your respective boards and the anchor investors in connection with the Merger and related transactions.

The Background of the Merger and the Recapitalization, page 51

28. Please include a more fulsome discussion regarding the price negotiations undertaken by management of each company. Include who proposed the price (or subsequent price reduction), whether management countered or negotiated with a different price, and what factors management considered in settling on each price.

29. We note your disclosure that Brian E. Simpson assembled a management team that was reviewing bank recapitalization opportunities and that the team had earlier discontinued pursuit of a shelf charter involving Carlyle. Revise to provide the dates of the events discussed in this paragraph.

30. We note your disclosure on page 52 that most strategic buyers and potential investors recognized that they could not preserve FNB United's tax benefits. Please explain how the tax benefits will be preserved now, pursuant to the Tax Benefits Preservation Plan, and why other investors could not preserve the same benefits.

31. We note your disclosure on page 56 that FNB United decided to proceed with Oak Hill Capital in part because it was further along in its due diligence investigation than the other potential investor. Please revise to add any other reasons why you chose Oak Hill over the other potential investor, or confirm if there were not any other reasons for your selection.

32. We note your disclosure on pages 56 and 57 regarding the deferred prosecution agreement and the decrease in the per share purchase price of FNB stock; please disclose what settlement amount was agreed to with the U.S. Attorney and how that correlated to the drop in purchase price.

Opinion of Keefe, Bruyette & Woods, Inc., page 63

33. Please revise your disclosure on page 64 to disclose any relationship with the parties to the merger during the last two years and the aggregate compensation you have received

as a result of each relationship over the last two years. Please include the total amount of compensation that KBW will receive for performing its financial advisory services and rendering its written opinion and the amount that is contingent upon consummation of the Merger. Refer to Item 1015(b)(4) of Regulation S-K.

Recapitalization Agreements

Closing and Closing Conditions, page 98

34. Please add the condition regarding the continued effectiveness and performance of the DPA on page 100 to the conditions listed on page 15.

About Granite

Related Party Transactions, page 151

35. If true, please revise the second sentence to conform to the representations set forth in Instruction 4(c)(ii) of Item 404 of Regulation S-K. In addition, we note your disclosure regarding FNB United's related transactions on page 179. Please confirm that by "other customers", you mean "persons not related to" FNB United, and please revise your disclosure accordingly.

Effect of Reverse Stock Split on Holders of Outstanding Common Stock, page 166

36. Please tell us an estimate of the number of current shareholders who may no longer own stock after the reverse split. If significant, please consider including this information in the summary and in a risk factor.

FNB United Executive Officers, page 174

37. We note that you do not identify Mark A. Severson and Chief Financial Officer of FNB United in this table, but that he is identified as CFO in the table on page 197. Please revise as appropriate.

Legal Matters, page 256

38. Please revise to include the address of counsel named in this section.

Financial Statements

39. Please note the updating requirements for the financial statements and related disclosures pursuant to Rules 3-12 of Regulation S-X.

Note 19 – Fair Values of Assets and Liabilities, page FS-40

Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis, page FS-44

40. We note your tabular presentation reporting that various impaired loans and other real estate owned use Level 3 inputs to determine their fair value. Please note that due to the fact the appraisal process tends to be very assumption driven with comparatives, expectations on cash flows, and other factors, we believe that even though an appraisal is current and performed by an independent third party, it still would not appear to meet the Level 2 reporting for fair value. Please tell us why you believe the fair value of impaired loans and other real estate owned that are measured using current appraisals are not all considered to use Level 3 inputs.

Exhibits

41. Please file any outstanding exhibits in your next amendment.

Exhibits 23.01 and 23.02

42. Provide current consents of the independent accountant in any amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Babette Cooper at (202) 551-3396 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Attorney

cc.   Via Email
        Richard Baltz, Esq.
        Arnold & Porter LLP